UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

January 6, 2023
(Date of Report (Date of earliest event reported))

 Exodus Movement, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-3548560
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

15418 Weir St. #333
Omaha, NE  68137
(Full mailing address of principal executive offices)

(833) 992-2566
(Issuer’s telephone number, including area code)

Class A Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 4.	Changes in Issuer’s Certifying Accountant

Dismissal of Independent Registered Public Accounting Firm

On November 14, 2022, Exodus Movement, Inc. (the “Company”) dismissed WithumSmith+Brown, P.C. (“Withum”) as the Company’s independent registered public accounting firm, which was approved by the board of directors of the Company.

The audit report of Withum on the balance sheet of the Company as of December 31, 2021 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

For the fiscal years ended December 31, 2021 and 2020, and the subsequent interim period through the date of this Report, there were no disagreements between the Company and Withum on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to Withum’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

For the fiscal years ended December 31, 2021 and 2020, and the subsequent interim period through the date of this Report, there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K, except with respect to the restatement of the unaudited condensed consolidated financial statements as of June 30, 2021. The restatement was to correct the application of certain generally accepted accounting principles of a non-cash adjustment related to the conversion of SAFEs notes. The Company identified a material weakness in its internal control over financial reporting specific to its accounting for this restatement. The Company currently has no derivative instruments and has no plans to issue derivative Instruments in the future. In the unexpected event that the Company enters into or issues derivative instruments, it will engage outside experts to consult on such complex, non-routine derivative transactions. The Company remediated the previously identified deficiency prior to the issuance of its Annual Report on Form 1-K for the year ended December 31, 2021. The other interim periods within the year ended December 31, 2021 are restated in the 2022 quarterly reports as these are not required periods under the Regulation A requirements.

The Company has provided Withum with a copy of the foregoing disclosure and requested that Withum furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with such disclosure. A copy of the letter from Withum addressed to the Securities and Exchange Commission dated as of January 6, 2023 and is filed as Exhibit 9.1 to this Current Report on Form 1-U.

Engagement of New Independent Registered Public Accounting Firm

On January 4, 2023, the Company engaged Deloitte & Touche LLP (“Deloitte”) as the Company’s independent registered public accounting firm for the year ended December 31, 2022, which was approved by the board of directors of the Company.

For the fiscal years ended December 31, 2021 and 2020, and the subsequent interim period through the date of this Report, neither the Company nor anyone on its behalf has consulted with Deloitte regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” or a “reportable event,” as such terms are defined in Regulation S-K Item 304(a)(1)(iv) and (v), respectively.

Safe Harbor and Forward-Looking Statements

This communication contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. In some cases, you can identify forward-looking statements by the following words: “will,” “expect,” “would,” “intend,” “believe,” or other comparable terminology. Forward-looking statements in this document include, but are not limited to, statements about our future financial performance, our business plan, our market opportunities and beliefs, objectives for future operations, the issuance of derivative instruments and the engagement of outside experts. These statements are subject to risks, uncertainties, assumptions and other factors that may cause actual outcomes to be materially different, including inflation, volatility in the United States and global financial and crypto markets and other volatility attributable to the COVID-19 pandemic, the conflict in Ukraine, changes in law and accounting rules and the performance of our business. More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the “Risk Factors” section of our offering statement on Form 1-A and the “Management’s Discussion and Analysis of Financial Condition and Result of Operations” section of our most recent annual, semi-annual or quarterly report. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.

Exhibits

Exhibits	Description

9.1.	Letter from WithumSmith+Brown, P.C., dated January 6, 2023

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXODUS MOVEMENT, INC.

By:  /s/ James Gernetzke

Chief Financial Officer (Principal Financial & Accounting Officer)

Date:  January 6, 2023